TurboPass

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Business Checking - 9057 (9057)	55.41
Wells Fargo Checking 8207	1,199.31
Total Bank Accounts	**$1,254.72**
Accounts Receivable	
Accounts Receivable (A/R)	618.00
Total Accounts Receivable	**$618.00**
Other Current Assets	
Uncategorized Asset	-0.89
Undeposited Funds	0.00
Total Other Current Assets	**$ -0.89**
Total Current Assets	**$1,871.83**
TOTAL ASSETS	**$1,871.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,142.25
Total Accounts Payable	**$9,142.25**
Credit Cards	
Business Advantage Cash Rewards - 0062 (0062)	0.00
Business Advantage Cash Rewards - 3006 (3006)	0.00
CORP Account - Business Advantage Cash Rewards - 1595 (1595)	34,961.81
Total Credit Cards	**$34,961.81**
Other Current Liabilities	
Texas State Comptroller Payable	495.00
Total Other Current Liabilities	**$495.00**
Total Current Liabilities	**$44,599.06**
Long-Term Liabilities	
Convertible notes	172,500.00
Wefunder Convertible Note	53,118.00
Total Long-Term Liabilities	**$225,618.00**
Total Liabilities	**$270,217.06**
Equity	
Owner's Investment	500.00
Owner's Pay & Personal Expenses	-6,457.85
Retained Earnings	-41,878.57
Net Income	-220,508.81
Total Equity	**$ -268,345.23**
TOTAL LIABILITIES AND EQUITY	**$1,871.83**